UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 21, 2012

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update of Chapter 11 Court Proceedings

  Proposed Sale of the Company’s Indirect Ownership of CDC Software Corporation

     As previously disclosed, on February 1, 2012, CDC Corporation (“the
Company”) and CDC Software International Corporation (“Software International”)
entered into a Share Purchase Agreement, as amended, (the “SPA”) with
Archipelago Holdings (the “Buyer”), an affiliate of Vista Equity Holdings, for the sale of the Company’s indirect share holdings in CDC Software Corporation
(“CDC Software”).  The purchase price under the SPA for the Company’s share holdings of CDC Software is $10.50 per share, in cash, or approximately
$249,788,301.  On March 12, 2012, the Company filed a Notice of No Submission of
Timely Initial Overbids and requested that the United States Bankruptcy Court for the Northern District of Georgia (“the Court”) approve the proposed SPA at the sale hearing scheduled for March 20, 2012.

     On March 20, 2012, the Court issued a final and appealable order (the “Sale
Order”) which provides, among other things: (i) for the approval, in all respects, of the sale of the Company’s indirect interest in CDC Software, the terms and conditions of the SPA (including all schedules and exhibits affixed thereto and any supplements thereof), the bid by the Buyer contained therein, and the transactions contemplated thereby; and (ii) that the sale of the
Company’s indirect interest in CDC Software and the consideration provided by the Buyer under the SPA are fair and reasonable and shall be deemed for all purposes to constitute a transfer of reasonably equivalent value under Section
548 of the Bankruptcy Code and the Uniform Fraudulent Transfers Act.

     The Sale Order is appealable by a party in interest in the Company’s bankruptcy for a period of 14 days, or until April 3, 2012.  A copy of the Sale
Order is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Forward-looking Statements

     This Form 6-K includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These
forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words "may," "could," "should," "would,"
"believe," "anticipate," "estimate," "expect," "intend," "plan," "projects,"
"outlook," or similar expressions; (ii) any course of action the Company may take in the future with respect to the bankruptcy proceeding, including, without limitation, the Company’s ability to satisfy the closing conditions of the SPA and/or any other conditions precedent to the proposed sale of the Company’s indirect ownership of CDC Software and consideration of any other proposed
Chapter 11 plans in the Court proceeding; and (iii) other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company's control. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, the Company’s failure to satisfy the closing conditions under the SPA and its ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company's results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this
Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The
Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.   Description of Exhibit

99.1          Order (I) Approving Sale of CDC Software Shares; and (II) Waiving
              14-Day Stay Period set forth in Bankruptcy Rule 6004(h)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 21, 2012	By:	Marcus A. Watson
	Name:	Marcus A. Watson
	Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Order (I) Approving Sale of CDC Software Shares; and (II) Waiving 14-Day Stay Period set forth in Bankruptcy Rule 6004(h)